Goldman Sachs BDC, Inc.

200 West Street

New York, NY 10282

June 20, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jay Williamson

Re:	Goldman Sachs BDC, Inc. Registration Statement on Form N-2 File No: 333-224296

Dear Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Goldman Sachs BDC, Inc., a Delaware corporation, respectfully requests acceleration of the effective date of Pre-effective Amendment No. 1 to its Registration Statement on Form N-2 (File No. 333-224296) (the “Registration Statement”) so that such Registration Statement may be declared effective at 4:00 p.m. on Friday, June 22, 2018 or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Joshua Wechsler of Fried, Frank, Harris, Shriver & Jacobson, LLP at (212) 859-8689, and that such effectiveness also be confirmed in writing.

Very truly yours,

Goldman Sachs BDC, Inc.

By:	/s/ Jonathan Lamm
Name: Jonathan Lamm
Title: Chief Financial Officer